Carter Ledyard & Milburn llp

Counselors at Law

Steven J. Glusband Partner ● Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

May 12, 2020

William Mastrianna, Esq.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PainReform Ltd. Draft Registration Statement on Form F-l Submitted February 3, 2020 CIK No. 0001801834

Dear Ms. Mastrianna:

Set forth below are the responses of PainReform Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Draft Registration Statement on Form F-1 that was submitted on February 3, 2020. Concurrently with this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (the “Amendment”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated February 28, 2020. In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Draft Registration Statement on Form F-l submitted on February 3, 2020

Prospectus Summary

Overview, Page 1

1.	We note your disclosure that your proprietary extended release drug-delivery system prolongs the in vivo activity of active pharmaceutical ingredients, thus increasing the therapeutic window for patient treatment. Given that you have not yet achieved commercialization of your sole product candidate, it is premature and inappropriate to state your conclusion that your drug-delivery system achieves the intended benefit. Please revise your disclosure to remove this conclusion. Similarly, we note your disclosure that in a Phase 2 clinical study in hernia repair, PRF-110 provided substantial pain reduction for up to 72 hours. Please briefly explain how “substantial” pain reduction was determined and place this selected disclosure in its full and proper context with reference to the limited number of subjects in the referenced study. Please also expand your disclosure to identify the “other studies” referenced.

We have revised the disclosure in response to this comment.

William Mastrianna, Esq.	-2-

Our Strengths, page 2

2.	We note your reference to the safety and efficacy of PRF-110 as a competitive strength. As safety and efficacy determinations are solely within the authority of the U.S. Food and Drug Administration (FDA) and comparable regulatory bodies, please revise to eliminate the implication that your candidate is likely to be found to be safe or effective for the therapeutic indication you are pursuing. Please revise throughout your prospectus. As a non-exhaustive list of examples only, we note the following statements:

●	PRF-110’s physical characteristics and composition are key to its safety, efficacy and ease of use.

●	You have amassed an extensive safety toxicology portfolio for PRF-110, demonstrating its tolerability and safety in both healthy controls and in surgical patients.

●	Based on extensive safety studies and the positive Phase 2 results, the FDA granted an investigational new drug application (IND) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain.

Safe” and “effective” are terms of art with particular meanings when used in communications from drug developers to the FDA and from those agencies to the drug companies. Initial safety is established in Phase 1 trials, usually in healthy control subjects, as was the case for PRF-110. If the FDA deems the data from the Phase 1 studies are consistent with the safe administration of the drug, the FDA may allow a company to conduct Phase 2 studies to determine safety and initial efficacy in the target indications. The FDA positively reviewed the PRF-110 safety data and it allowed the Company to undertake a Phase 2 study of PRF-110.

Data from the PRF-110 Phase 2 trial was submitted to the FDA for evaluation, and the drug was deemed to be safe and to have an initial efficacy signal in hernia repair, one of the initial intended indications for this compound. Based on these safety and efficacy data, the FDA/ EMA have/has granted permission to the Company to proceed to Phase 3 studies with PRF-110. Accordingly, the Company believes that the use of the terms safe (safety) and effective (efficacy) are consistent with FDA usage, and are in keeping with the prior communications between the Company and the FDA.

William Mastrianna, Esq.	-3-

3.	Please provide the basis for your claim that you are “a market leader in research and innovation” within your industry. Alternatively, please remove this disclosure.

We have deleted this language in response to the Staff’s comment.

4.	Please expand your disclosure to discuss the Phase 2 trials conducted regarding PRF-110. Please disclose the number of trials conducted; the number of patients, the established endpoints; whether the trials were powered to determine statistical significance; and whether any serious adverse events occurred. Please provide similar disclosure with respect to PRF-11 O’s Phase 1 trials.

We have expanded the disclosure in response to the Staff’s comments.

5.	We note your disclosure on page 3 that your Phase 2 clinical trial was conducted in 15 patients who underwent hernia repair. Please revise your disclosure to state the surgical indication that will be the subject of the Phase 3 clinical trials and if true, that you plan to initially commercialize PRF-110 for hernia repair surgeries. We note also your disclosure that you intend to conduct post-approval trials in a number of additional surgical indications. Please expand your disclosure to discuss the timing, funding and related regulatory requirements with respect to such post-approval trials as these relate to your business. Please also explain the basis for your disclosure that your drug-delivery system may be used for administering antibiotics and chemotherapeutics.

We have revised and expanded the disclosure in response to the Staff’s comments.

Use of Proceeds, Page 36

6.	Please revise to disclose whether the net proceeds of the offering will be sufficient to fund the clinical trials and regulatory approval from the FDA for PRF-110. If a material amount of other funds is necessary, please revise to state the amount necessary and sources of such other funds.

We have revised the disclosure in response to the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 46

7.	Please revise the disclosure to disaggregate research and development expenses by nature or type of expense for each period presented.

We have revised the disclosure in response to the Staff’s comments.

William Mastrianna, Esq.	-4-

Business

The Opportunity, Page 51

8.	Please expand your disclosure to briefly explain why 40 to 45 million surgical procedures out of 70 million would be eligible for treatment with your product candidate.

We have expanded the disclosure in response to the Staff’s comment.

9.	Your prospectus should provide a balanced and factual presentation of your business. Given your limited clinical data to date, it does not appear appropriate to present your business as having the potential to impact the opioid epidemic. Please revise your disclosure accordingly.

We have revised the disclosure in response to the Staff’s comments.

Intellectual Property, Page 55

10.	Please expand your disclosure provide the type of patent protection (composition of matter, use or process), expiry dates and relevant jurisdiction for each foreign patent and patent application.

We have revised and expanded the disclosure in response to the Staff’s comments.

General

11.	Please supplemental^ provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section5(d) of the Securities Act, whether or not they retain copies of the communications.

Please be advised that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act in the event such materials are presented to potential investors. We further advise the Staff that in such event, potential investors will not be permitted to retain copies of such materials.

Please feel free to contact me at 212-238-8605 or Guy Ben-Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb